Prospectus Supplement No. 1
Filed Pursuant to Rule 424(b)(3)
File No. 333-131147

Prospectus Supplement No. 1

(to Final Prospectus dated August 9, 2007)

This Prospectus Supplement No. 1 supplements and amends the final prospectus dated August 9, 2007, (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 7,519,232 shares of our common stock by certain selling shareholders.

On August 21, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to certain compensatory arrangements involving our chief executive officer and non-employee directors.

This Prospectus Supplement No. 1 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On August 17, 2007, the closing price of a share on the OTC Bulletin Board was $2.71.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 5 of the Final Prospectus dated August 9, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 1 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 21, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

August 16, 2007

Date of report (Date of earliest event reported)

MedicalCV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9725 South Robert Trail

Inver Grove Heights, Minnesota 55077

(Address of principal executive offices, including zip code)

(651) 452-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02                       DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(d)           On August 16, 2007, our Board of Directors, upon the recommendation of the Compensation Committee, revised the equity-based compensatory arrangements under the Non-Employee Director Compensation Policy, which appears as Exhibit 10.1 hereto and is incorporated by reference in response to this Item 5.02.

Effective upon shareholder approval of proposed amendments to the 2005 Director Stock Option Plan, equity compensation for service on the Board of Directors will be as set forth in the Non-Employee Director Compensation Policy.  In particular, the following changes are contemplated:  (1) the automatic annual option award under the 2005 Director Stock Option Plan will be increased from an option for the purchase of 5,000 shares to an option for the purchase of 10,000 shares and (2) the initial pro-rated option award under the 2005 Director Stock Option Plan will be replaced (on a go-forward basis only) with an option for the purchase of 10,000 shares.

On August 16, 2007, the Board also determined to discontinue the practice of granting option awards under the Amended and Restated 2001 Equity Incentive Plan for the purchase of 5,000 shares to new directors joining the Board other than at an annual meeting of shareholders.

On August 16, 2007, the Board awarded non-qualified stock options for the purchase of 5,000 shares of common stock to each of David A. Chazanovitz and Richard J. Faleschini.  The foregoing options were issued under our Amended and Restated 2001 Equity Incentive Plan.  Such options vest in full upon the first anniversary of the date of grant.  They are exercisable at $2.70 per share, which was the closing price of our common stock on the OTC Bulletin Board on August 16, 2007.  These options expire on August 16, 2017.  We previously filed the form of non-qualified stock option agreement used in connection with awards under our Amended and Restated 2001 Equity Incentive Plan.

(e)           On August 16, 2007, our Board of Directors, upon the recommendation of the Compensation Committee, approved a Management Incentive Plan (“MIP”), which appears as Exhibit 10.2 hereto and is incorporated by reference in response to this Item 5.02.

The MIP is designed to provide an additional performance incentive to increase the value of the company on a sustained basis in accordance with our operational and strategic objectives.  All executive officers and managers identified by the Chief Executive Officer and approved by the Compensation Committee are eligible to participate.  Specific performance measures for fiscal year 2008, which will include both corporate goals (serving as the basis for 70% of the payouts) and individual goals (serving as the basis for 30% of the payouts), are still being developed.  These performance criteria are further subject to revision based upon changes in circumstances.  However, award opportunity levels have been established for our officers as set forth in the table below.  In addition, the payout for any participant who becomes a participant after the start of the plan period, or is on a leave of absence for a portion of the plan period, or whose employment is terminated prior to the end of the plan period because of disability or death will be prorated.  Furthermore, upon a change in control of the company, if the company or its successor does not continue or assume the plan, each participant will be entitled to a pro rata share of his or her payout.  The Compensation Committee plans to review the plan on a periodic basis and reserves the right to review, change or amend the plan at any time.  The foregoing description is qualifed in its entirety by reference to the plan, which, as noted above, appears as Exhibit 10.2 hereto.

On August 16, 2007, the Board of Directors, upon the recommendation of the Compensation Committee, set the following minimum, target and maximum payouts under the MIP as a percentage of base salary for fiscal year 2008:

	Minimum	Target	Maximum
Chief Executive Officer	20%	30%	45%
Senior Vice President / Chief Financial Officer	15%	25%	30%
Senior Vice President / Chief Operating Officer	15%	25%	30%
Vice President, Operations	15%	25%	30%
Vice President, Research & Development	15%	25%	30%
Vice President, Marketing	15%	25%	30%
Vice President, Regulatory	15%	25%	30%

ITEM 9.01             FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

See “Exhibit Index”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: August 21, 2007	By:	/s/ Marc P. Flores
Marc P. Flores
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
10.1	Non-Employee Director Compensation Policy, dated August 16, 2007.
10.2	Management Incentive Plan, adopted August 16, 2007.

EXHIBIT 10.1

MEDICALCV, INC.

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

Effective July 1, 2007, cash compensation for service on the Board of Directors is as follows:

Annual Cash Compensation

Board Member (other than Board Chair)	$10,000
Board Chair	$24,000
Audit Committee Member (other than Audit Committee Chair)	$1,500
Audit Committee Chair	$4,000
Compensation Committee Member (other than Compensation Committee Chair)	$1,000
Compensation Committee Chair	$1,500
Corporate Governance and Nominating Committee Member (other than Corporate
Governance and Nominating Committee Chair)	$1,000
Corporate Governance and Nominating Committee Chair	$1,500

Board Meeting Fee (in person)	$1,500
Board Meeting Fee (telephonic)	$500
Committee Meeting Fee (in person)	$500
Committee Meeting Fee (telephonic)	$500

Effective upon shareholder approval at the 2007 Annual Meeting of proposed amendments to the 2005 Director Stock Option Plan, equity compensation for service on the Board of Directors will be as follows:

Equity Compensation

Under the 2005 Director Stock Option Plan, each year, as of the date of the annual meeting of shareholders of the Company, each non-employee director who has been elected or reelected or who is continuing as a member of the Board as of the adjournment of the annual meeting, automatically receives an option award in the amount of 10,000 shares.  In addition, each non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company automatically receives an initial option award in the amount of 10,000 shares.  The date of such initial award shall be the date of election of such person to the Board.

Amended and Restated August 16, 2007

EXHIBIT 10.2

Management Incentive Plan

(Adopted August 16, 2007)

Objectives of the Plan

The Management Incentive Plan (the Plan) is designed to provide an additional performance incentive to increase the value of our company on a sustained basis in accordance with our operational and strategic objectives.  The Plan will demonstrate to our shareholders that we attach great priority to their interests.  The Plan will:  reward those individuals who significantly impact company results, encourage increased teamwork among all disciplines within the Company and incorporate an incentive program within the overall compensation program to help attract, retain, motivate and appropriately compensate key employees.

Eligibility

All executive officers of the Company and managers as defined by the CEO and approved by the Compensation Committee of the MedicalCV, Inc. Board of Directors.

General Outline of the Plan

At the beginning of each performance period, for each eligible position, the CEO will work with each participant to establish performance measures and award opportunity levels (% of base).  These will be presented to the Board of Directors for approval.

Performance measures will consist of both corporate wide goals and individual goals. Multiple performance goals will be developed for each category.

100% performance is defined as achieving “stretch but achievable” targets meaning that the intent is continuous improvement, not the status quo.

Each goal will contain the following ingredients:

•                  The performance criteria (i.e. what we need to do, i.e. sell the facility)

•                  The performance standards (i.e. sell it for more than $1.5 million)

•                  The performance measures (i.e. measure and report by actual sales price)

These goals shall have a minimum performance standard below which no payments will be made, a target performance level and a maximum performance standard above which no additional payments will be made.  These will be referred to as award opportunity levels.

Corporate performance measures will be the basis for 70% of the total bonus payout.  The remaining 30% of the total bonus payout is based on individual goals.

Period of Measurement

The performance period is one year.

Award Opportunity Levels

For each eligible position a minimum, target, and maximum award opportunity level will be established.  No minimum will be less than 15%, and no maximum will be above 45%.

Time of payment of the plan

All bonuses shall be paid no later than fifty (50) days after the end of the performance period to which the bonus relates.

Form of Payout

Payout will be in the form of cash.

Determination of Bonus Amount

The total dollar value of the bonus for each individual will be calculated as follows:
(corporate achievement level times base salary times 70%) plus (individual achievement level times base salary times 30%).

The total value will then be paid in cash.

Payments in the event of a change in employment

The bonus payout for any participant who becomes a participant after the start of the Plan period or is on a leave of absence for a portion of the Plan period or whose employment with the company is terminated prior to the end of the Plan period because of disability or death will be prorated.

A prorated Bonus will be calculated by multiplying the number of full months during which the participant participated in the Plan during the Plan period. Credit will be given for a full month if the Participant is eligible for 15 or more calendar days during that month.

Participation will conclude upon termination of the Participant’s employment, withdrawal of selection by the Compensation Committee, transfer to a position compensated otherwise than as provided in the Plan, or termination of the Plan by the Company.

Payments in the event of a change in control

If, after a Change in Control, the Company or its successor does not continue or assume the Plan, each Participant shall be entitled to a pro rata share (based on length of service as a Participant during such Plan period prior to the event which triggered this provision) of his or her bonus.

Management rights to modify the plan under certain conditions

At the discretion of the CEO and/or Compensation Committee of the Board, performance criteria are subject to revision based on changes in circumstances including new business direction or extraordinary events.

Management rights to cancel the plan

The Plan will be reviewed by the Compensation Committee on a periodic basis for revisions. The Company reserves the right at its discretion with or without notice, to review, change amend or cancel the Plan, at any time.

Non-assignment or transfer of rights in the plan

Employees may not assign or transfer their rights in the plan.

Management rights to administer and interpret provisions of the plan

Management reserves the right to administer and interpret provisions of the plan.

Miscellaneous

The granting of a bonus to a Participant shall not confer on any Participant any right to continuing employment by the Company or to receive a bonus for any subsequent Plan Period or to receive benefits under any other compensation or benefit plan of the Company.

Stock Options

Company stock options will be granted only upon overall evaluations of employee performance by management and the recommendation of the CEO to the Compensation Committee.  Stock options will be granted at the discretion of the Compensation Committee with MedicalCV Board approval at fiscal year end.